Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form N-14 of our reports dated October 30, 2010, relating to the financial statements and financial highlights of BlackRock Senior Floating Rate Fund, Inc. and BlackRock Senior Floating Rate Fund II, Inc. (the “Funds”) and Master Senior Floating Rate LLC appearing in the Annual Report on each of the Fund’s respective Form N-CSR for the year ended August 31, 2010. We also consent to the references to us under the headings “Other Service Providers – Independent Registered Public Accounting Firm” and “Form of Agreement and Plan of Reorganization – Representations and Warranties” in the Combined Prospectus/Proxy Statement, and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Princeton, New Jersey

December 2, 2010